Exhibit 99.1

FOURTH AMENDMENT TO THE FIFTH AMENDED

AND RESTATED SYNDICATED CREDIT AGREEMENT

This Fourth Amendment to the Fifth Amended and Restated Syndicated Credit Agreement is dated as of October 22, 2013 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches and Wells Fargo Bank, N.A., Canadian Branch, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011, as amended June 17, 2011, May 17, 2012 and April 30, 2013 (as amended, the “Credit Agreement”).

RECITALS

A. On the basis of the most recent In-house Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(m)(ii) of the Credit Agreement, the Lenders have agreed to revise the Borrowing Base Limit pursuant to Section 7.5 of the Credit Agreement from Cdn. $230,000,000 to Cdn. $300,000,000 and increase the Authorized Revolving Amount accordingly.

B. The Borrower, the Agent and the Lenders also wish to amend the Credit Agreement to base the limits on Commodity Swap Contracts on the projected average daily oil and natural gas production of the Borrower rather than on the actual production, subject to adjustment for acquisitions and dispositions.

C. The amendments described in Recitals A and B shall be on the terms and subject to the conditions contained in this Amending Agreement.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the Parties to this Amending Agreement, the Parties agree as follows:

1.                                          INTERPRETATION

1.1                                      Capitalized Terms from the Credit Agreement. Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

1.2                                      Capitalized Terms in this Amending Agreement. The following capitalized terms shall have the definitions set out below:

(a)	“Agent” is defined in the preamble of this Amending Agreement.
(b)	“Amended Credit Agreement” is defined in Section 4.1(a).

(c)	“Amending Agreement” means this fourth amendment to the Credit Agreement.
(d)	“Borrower” is defined in the preamble of this Amending Agreement.
(e)	“Closing” is defined in Section 3.1.
(f)	“Credit Agreement” is defined in the preamble of this Amending Agreement.
(g)	“Current Commitment” means the Commitment of each Lender under the Credit Facility, which for clarity are set out on Appendix 1.
(h)	“Lenders” is defined in the preamble of this Amending Agreement.
(i)	“New Authorized Revolving Amount” means Cdn. $280,000,000, being the revised Authorized Revolving Amount upon Closing.
(j)	“New Commitment” means the Commitment of each Lender under the Credit Facility upon Closing as set out in Appendix 2.
(k)	“Parties” means the Borrower, the Agent and the Lenders.
(l)	“Fourth Amendment Closing Date” means the date on which the Closing occurs.

1.3                                      References to the Credit Agreement and the Other Loan Documents. For greater certainty, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

1.4                                      References. References to Recitals, Sections and Appendices, unless otherwise specified, mean Recitals and Sections of and Appendices to this Amending Agreement.

1.5                                      Headings. Section and subsection headings in this Amending Agreement are included for convenience of reference only and do not constitute a part of this Amending Agreement for any other purpose and shall not be given any substantive effect.

2.                                          AMENDMENTS TO CREDIT AGREEMENT AND EXTENSION

2.1                                      Definitions.

(a)	Authorized Revolving Amount. Effective upon Closing, the definition of “Authorized Revolving Amount” in Section 1.1 of the Credit Agreement will be amended by replacing “Cdn. $210,000,000” with “Cdn. $280,000,000”.
(b)	Long Term Budget and Forecast. The defined term “Annual Budget” in Section 1.1 of the Credit Agreement is deleted and replaced by:

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““Long Term Budget and Forecast” means a consolidated budget and forecast of the Borrower for a minimum of the next following three (3) years, based on the Borrower’s budgeting cycle, including the forecasted development projects of the Borrower and any Material Subsidiary, prepared by management of the Borrower, with the first year thereof approved by the board of directors of the Borrower, and in form and substance satisfactory to the Lenders acting reasonably.”

2.2                                      Borrowing Base Limit. Each Lender agrees pursuant to Section 7.5 of the Credit Agreement to adjust the Borrowing Base Limit from Cdn. $230,000,000 to Cdn. $300,000,000.

2.3                                      Delivery of Long Term Budget and Forecast. Section 11.1(o) of the Credit Agreement is amended to read as follows:

“Long Term Budget and Forecast. The Borrower shall (i) furnish to the Agent the Long Term Budget and Forecast by no later than July 31 of each Year and (ii) ensure that all projections contained in such Long Term Budget and Forecast are based upon good faith estimates and stated assumptions believed to be reasonable and fair as of the date made in light of conditions and facts then known and, as of such date, reflect good faith, reasonable and fair estimates of the information projected for the periods set forth therein.”

2.4                                      Limitations on Hedge Transactions. Paragraphs A and B of Subsection 11.2(i)(i) of the Credit Agreement are amended to read as follows:

“A.	the aggregate amounts hedged under all Commodity Swap Contracts having a term of three (3) years or less does not exceed 65% of the average projected daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, based upon the most recent Long Term Budget and Forecast delivered to the Agent under Section 11.1(o), as adjusted in accordance with this Section 11.2(i) for any Acquisitions or Dispositions by the Borrower;
B.	the aggregate amounts hedged under all Commodity Swap Contracts having a term of greater than three (3) years but less than or equal to four (4) years does not exceed 50% of the average projected daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, based upon the most recent Long Term Budget and Forecast delivered to the Agent under Section 11.1(o), as adjusted in accordance with this Section 11.2(i) for Acquisitions or Dispositions by the Borrower;”

At the end of Subsection 11.2(i), after Subsection 11.2(i)(iv), the following is added:

“In the event of a Disposition of Borrowing Base Properties that results in an adjustment to the Borrowing Base Limit under Section 7.3, then the limits on the aggregate amounts hedged under all Commodity Swap Contracts set out in paragraphs A and B of Subsection 11.2(i)(i) will be based on the average projected daily oil and natural gas production of the Borrower and Material Subsidiaries after such Disposition. In the event of an Acquisition of Proved Reserves that results in an increase to the Borrowing Base Limit under Section 7.4, then the limits on the aggregate amounts hedged under all Commodity Swap Contracts set out in paragraphs A and B of Subsection 11.2(i)(i) will be based on the average projected daily oil and natural gas production of the Borrower and Material Subsidiaries after such Acquisition. In connection with any such Disposition or Acquisition, the Borrower shall deliver to the Agent a revised Long Term Budget and Forecast.”

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2.5                                      Fee. In consideration of the Lenders agreeing to extend the Term Conversion Date, the Borrower agrees to pay to the Lenders a commitment increase fee calculated on the basis of -- BPs on the difference between the Current Commitment and New Commitment of each Lender. Such commitment increase fee will be fully earned on the date of the execution and delivery of this Amending Agreement.

2.6                                      Lender Commitments. Effective upon Closing, Schedule “G” to the Credit Agreement (which for certainty is attached as Appendix 1) is hereby replaced by the Schedule “G” attached to this Amending Agreement as Appendix 2.

3.                                          CONDITIONS PRECEDENT TO EFFECTIVENESS

3.1                                      Conditions Precedent. The amendments to the Credit Agreement and the consents and waivers by the Lenders provided for in Section 2 shall become effective upon the satisfaction of the following conditions precedent (such satisfaction or waiver of all of the conditions precedent being the “Closing”):

(a)	the representations and warranties contained or adopted herein shall be true and correct as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying that such representations and warranties are and remain accurate as of the date thereof;
(b)	there shall exist no Default or Event of Default as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying this to be the case as of the date thereof;
(c)	the Borrower shall have paid to the Agent the fees payable to the Lenders under Section 2.5;
(d)	the Agent shall have received eight (8) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders; and
(e)	the Agent shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the Closing, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent.

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3.2                                      Waiver of Conditions Precedent. The Lenders may waive the conditions precedent set out in Section 3.1 in whole or in part on such terms as they deem appropriate in their absolute discretion.

4.                                          REPRESENTATIONS AND WARRANTIES

4.1                                      The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement, and in making the amendments to the Credit Agreement and providing the consents and waivers in Section 2, that as of the date hereof:

(a)	the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);
(b)	the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;
(c)	the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i) the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;
(d)	this Amending Agreement has been duly executed and delivered by the Borrower;
(e)	this Amending Agreement and the Amended Credit Agreement are legal, valid and binding obligations of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally;
(f)	the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q)(i), 10.1(r) and 10.1(s) of the Credit Agreement) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date;
(g)	as of the Fourth Amendment Closing Date, the Borrower has given to the Agent all material information in its possession or available to it and relevant to the assessment of credit facilities of the type provided under the Credit Agreement, and in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given;

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(h)	as of the Fourth Amendment Closing Date, (1) the Equity Securities of the Borrower continue to be publicly listed, (2) the Borrower is the legal and beneficial owner of all of the issued and outstanding Equity Securities in Best Pacific (US) Inc. and Sound Energy Trust, neither of which are Material Subsidiaries, (3) Sound Energy Trust is the legal and beneficial owner of all issued and outstanding Equity Securities in Sound 1 Trust, and Sound 1 Trust is not a Material Subsidiary, and (4) the Borrower owns approximately 45.1% of the issued and outstanding Equity Securities in Longview; and
(i)	as of the Fourth Amendment Closing Date, the 5.00% convertible extendible unsecured subordinated debentures in the principal amount of $86,250,000 as at December 31, 2012 constitute all of the issued and outstanding debentures under any Debenture Indenture.

5.                                          MISCELLANEOUS

5.1                                      Credit Agreement and other Loan Documents. Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

5.2                                      Waivers. The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

5.3                                      Fees and Expenses. The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

5.4                                      Applicable Law. This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.5                                      Counterparts. This Amending Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Faxed or electronic copies of signatures shall be treated as originals for all purposes.

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IN WITNESS WHEREOF, the Parties have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER: ADVANTAGE OIL & GAS LTD. Per: signed ("Craig Blackwood") Name: Craig Blackwood Title: Vice President, Finance and Interim Chief Financial Officer	AGENT: THE BANK OF NOVA SCOTIA Per: signed ("Robert Boomhour") Name: Robert Boomhour Title: Director signed ("Clement Yu") Name: Clement Yu Title: Associate Director
LENDERS: THE BANK OF NOVA SCOTIA Per: signed ("Albert Kwan") Name: Albert Kwan Title: Director signed ("Beau Filkowski") Name: Beau Filkowski Title: Associate	NATIONAL BANK OF CANADA Per: signed ("Greg Steidl") Name: Greg Steidl Title: Authorized Signatory signed ("Dan Lindquist") Name: Dan Lindquist Title: Authorized Signatory
ROYAL BANK OF CANADA Per: signed ("Lillian M.A. D'Aleo") Name: Lillian M.A. D'Aleo Title: Authorized Signatory _______________________________ Name: Title:	CANADIAN IMPERIAL BANK OF COMMERCE Per: signed ("Todd Burton") Name: Todd Burton Title: Authorized Signatory signed ("Brad Kay") Name: Brad Kay Title: Authorized Signatory
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UNION BANK, CANADA BRANCH Per: signed ("Larry Sagriff") Name: Larry Sagriff Title: Vice President Name: Title:	ALBERTA TREASURY BRANCHES Per: signed ("Mikael Sears") Name: Mikael Sears Title: Director signed ("Sonia Barr") Name: Sonia Barr Title: Associate Director
WELLS FARGO BANK, N.A., CANADA BRANCH Per: signed ("David Foltz") Name: David Foltz Title: Managing Director Name: Title:
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APPENDIX 1 – current commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $--
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2	Cdn. $--
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 – 8th Avenue S.W. Calgary, Alberta, T2P 1C9	Cdn. $--
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn $--
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	Cdn $--
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	Cdn $--
7.	Wells Fargo Bank, N.A., Canada Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7 (Attention: Victor Martinez)	Cdn $--
	Aggregate Commitments	Cdn. $210,000,000

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APPENDIX 2 – New commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	Cdn. $--
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2	Cdn. $--
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 – 8th Avenue S.W. Calgary, Alberta, T2P 1C9	Cdn. $--
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn $--
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	Cdn $--
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	Cdn $--
7.	Wells Fargo Bank, N.A., Canada Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7 (Attention: Victor Martinez)	Cdn $--
	Aggregate Commitments	Cdn. $280,000,000

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